This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 24, 2005

Item 3: Press Release

A Press release dated and issued October 24, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaksa is please to report extensive progress on the ongoing exploration programs fro its Athabasca Basin uranium properties.

Item 5: Full Description of Material Change

Vancouver, BC, October 24, 2005 – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to report extensive progress on the ongoing exploration programs for its Athabasca Basin uranium properties.  This summer, the Company employed a total complement of over 40 staff, operating from three camps and a marine base.  Further airborne surveys are now underway, and detailed ground geophysics has just completed profiling drill targets.

Helmer Lake Project

Highlights:

▪

Drill targets at Helmer and West McArthur defined by multiple surveys

▪

Airborne targets at and below unconformity confirmed by ground geophysics

▪

Ground surveys show low resistivity patterns, typical of alteration in Athabasca sandstones, associated with basement conductors

▪

Pitchblende pebbles and high grade boulders in North East Project lead to uranium-bearing outcrops

Extensive field sampling of surface samples, coupled with airborne geophysics has provided priority targets for detailed ground geophysics.  These ground surveys have identified highly anomalous resistivity responses both within the Athabasca sandstone cover rock and the underlying unconformity.  Areas of coincident geophysical and geochemical response are planned to be drill tested in early 2006 to look for any uranium mineralization associated with the alteration.

West McArthur Project

This extensive project, located 7 – 27 km west of the McArthur River Uranium Mine, has six priority drill target areas. These are derived mainly from the interpretation of the early 2005 Megatem II electromagnetic survey, combined with geology interpreted from aeromagnetic data, and nearby drill holes. Detailed follow-up ground geophysics over the past four weeks has concentrated on direct measurement of alteration within the Athabasca sandstone cover rock over two of these drill target areas.

Preliminary results from the first ground geophysical surveys of rock resistivity have provided strong evidence of alteration within the sandstone cover above basement conductors, from the unconformity to at least 400 metres above the unconformity on the first of four grids (see attached graphic).  President Peter Dasler notes: “This is a most significant confirmation of a hydrothermal alteration system directly related to the Megatem electromagnetic discoveries.  We are surprised at the quality of the data defining the first zone surveyed (MC-1, see attached graphic).  In the next weeks, we expect to receive airborne gravity data to further profile the zones.  We eagerly await the opportunity to drill test the targets.”

North East Projects

Uranium assays continue to be received from sampling and mapping of boulder fields and uranium rich outcrops.  In addition, previous assay results continue to be supported, with localized zones of uranium enrichment discovered up-ice of extensive boulder trains.  Threshold values of 0.2% U3O8  (4 lbs/ton) are regularly exceeded, with the highest outcrop values ranging from 0.5 – 0.8% U3O8, and boulders from 2% - 11% U3O8.  Pitchblende pebbles have been recovered in several locations along the Maguire Lake trend.

Extensive lake sampling has highlighted several domains of uranium enrichment, some associated with identified uranium zones, and some not yet explored.  The Company is looking for high-grade basement hosted lenses and replacement systems at shallow depths as well as areas amenable to bulk mining.

Western Lake Projects

Airborne Megatem II and VTEM surveys have been completed over all of the initial lake covered targets.  Preliminary data plots show multiple trends, offsets and conductive zones.  Final processed data will be used to model target areas.  Experimental seismic surveys on Lake Athabasca have also successfully detailed large offset structures and geological features that coincide with initial airborne target areas.  Modeling has indicated the Athabasca unconformity to depths of over 300 metres.  Additional detailed survey work is planned for 2006.

Over the next three months, CanAlaska expects to have all summer/fall field data compiled.  Discussions have begun with prospective joint venture partners for participation on some of the Company’s projects.  Currently, the Company is finalizing its first project option agreement with Northwestern Mineral Ventures Inc. on the Waterbury Project.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

        October 24, 2005

Date

“Taryn Downing”

Signature of authorized signatory

      Taryn Downing

Print name of signatory

      Corporate Secretary

Official capacity